

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail:
Ian Mortimer
Chief Financial Officer
Tekmira Pharmaceuticals Corporation
100-8900 Glenlyon Parkway
Burnaby, BC
Canada V5J 5J8

> **Re:** **Tekmira Pharmaceuticals Corp.**
> **Form 20-F Annual Report**
> **Filed March 27, 2013**
> **File No. 001-34949**

Dear Mr. Mortimer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

TKM Ebola, page 21
Partnerships and Collaborations, pages 22-25

We note that you provide a discussion of material contracts under the above-mentioned captions. Please expand your disclosure to discuss the duration and termination provisions of the following agreements:

- Contract with the United States Department of Defense (DoD), under their TMT program, to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection;

- Settlement agreement between Tekmira and Alnylam and AlCana Technologies, Inc.;

- New licensing agreement with Alnylam;

- Licensing and collaboration agreement with Halo-Bio;

- Licensing agreement with Marina Biotech;

- Non-exclusive royalty-bearing world-wide license agreement between Merck and Protiva;

- Research collaboration agreement with Bristol-Myers Squibb;

- Licensing agreement with Talon Therapeutics Inc.;

- Licensing agreement with Aradigm; and

- Licensing agreement with the University of British Columbia.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Daniel M. Miller
Dorsey & Whitney